EXHIBIT 10.1

December 12, 2025

Dear Alison:

We are pleased to offer employment to you as President and Chief Executive Officer of The Hain Celestial Group, Inc. (“Hain Celestial” or the “Company”). Your employment will transition from Interim President and Chief Executive Officer to President and Chief Executive Officer effective December 15, 2025 (the “Start Date”), subject to your acceptance of this letter.

1.
Position and Duties. In your capacity as President and Chief Executive Officer, you will report directly to the Board of Directors of the Company (the “Board”). You will have general supervision over the business of the Company and will perform all duties, and have all authority, incident to the office of President and Chief Executive Officer and such other duties consistent with your position as may from time to time reasonably be assigned to you by the Board. Except with the prior written consent of the Board, you will not, while employed by the Company, undertake or engage in any other employment, occupation, or business enterprise that would interfere with your duties and responsibilities, except for (a) reasonable time devoted to volunteer services for or on behalf of such religious, educational, non-profit, and/or other charitable organization as you may wish to serve, and (b) reasonable time devoted to activities in the non-profit and business communities consistent with your duties. You may, with the prior written consent of the Board, serve as a member of one public company board of directors, in addition to your service on the Board. Notwithstanding the foregoing, you may continue to serve in your current capacities as: (a) Board Member, The Lovett School; and (b) Board Member, Cadent. You will continue to be a member of the Board immediately following your appointment as President and Chief Executive Officer. Following the Start Date and while you remain employed as President and Chief Executive Officer, the Company will use its reasonable best efforts to cause you to be nominated for re-election to the Board each time your term on the Board would otherwise expire. Upon termination of your employment for any reason and unless otherwise agreed between you and the Company, you will be deemed to have immediately resigned from the Board and you will take such further actions as may be necessary or desirable to effectuate such resignation.

2.
Base Salary. Your annual base salary will be $850,000 (less required withholdings and elected deductions) and will be paid in accordance with the Company’s regular payroll practices.

3.
Annual Bonus. You will be eligible to earn an annual incentive award (the “Annual Incentive Award”) under the terms and conditions of the Company’s Annual Incentive Plan. Your target Annual Incentive Award shall be equal to 100% of your annual base salary (the “Target AIP Award”), and your maximum Annual Incentive Award shall be equal to 150% of the Target AIP Award. The amount payable to you under the Annual Incentive Award will be determined by the Compensation Committee of the Board (the “Compensation Committee”) in its discretion under the terms of the Annual Incentive Plan. Your Annual Incentive Award opportunity, including the Target AIP Award, for fiscal year 2026 will be prorated at 7/12 based on the number of months from the Start Date to the end of the Company’s 2026 fiscal year (with the month of your Start Date counted as a full month). You must be actively employed by the Company at the time of payment in order to be eligible to receive payment in respect of an Annual Incentive Award.

4.
Long-Term Incentive Program Awards. On or as soon as practical following the Start Date, you will receive awards covering an aggregate of 2,150,000 share units, comprised of 1,500,000 Performance Share Units (“PSUs”) and 650,000 Restricted Share Units (“RSUs”), which represent the total three-year long-term incentive opportunity that would have been granted to you in fiscal years 2026 – 2028. The PSUs will vest upon achievement of pre-established stock price targets while you are employed, as set forth below and in greater detail in the award agreement. If at any time before the third anniversary of the Start Date and while you are employed, the average closing price per share of Company common stock for 30 consecutive trading days (the “30-Trading Day Average Stock Price”) equals or exceeds the applicable stock price target(s), the corresponding portion(s) of the PSUs will vest. The total PSUs earned during such three-year performance period shall range from 0 to 1,500,000 as follows:

•
375,000 shares are earned if the 30-Trading Day Average Stock Price equals or exceeds $3.00;
•
375,000 shares are earned if the 30-Trading Day Average Stock Price equals or exceeds $5.00;
•
375,000 shares are earned if the 30-Trading Day Average Stock Price equals or exceeds $7.00; and
•
375,000 shares are earned if the 30-Trading Day Average Stock Price equals or exceeds $9.00.

The RSUs will vest one third each year on the anniversary of the Start Date, subject to your continued employment.

All shares earned pursuant to the PSU grant and RSU grant (net of shares withheld for taxes) must be held for a minimum of six (6) months after vesting.

The PSUs and RSUs will be subject to the forms of award agreements agreed upon by the Company and you contemporaneously with this offer letter.

For fiscal year 2029 and subsequent fiscal years, subject to your continued employment and Compensation Committee plan design and approval, you will be eligible to participate in the Company’s Long-Term Incentive Program (“LTIP”). The form of LTIP awards will be determined by the Compensation Committee and will generally be consistent with LTIP awards made in such fiscal years to other senior executives of the Company. Any LTIP awards are determined and granted in the Compensation Committee’s sole discretion and the terms of this paragraph do not constitute a guarantee of a future year award.

You will also be subject to the Company’s stock ownership guidelines as in effect from time to time. The stock ownership guidelines currently require you to own Company common stock having a value equal to six times your base salary, and you have five years from appointment to achieve such ownership target.

5.
Treatment of Outstanding Equity Awards. In connection with your role as Interim President and Chief Executive Officer, you had received on May 7, 2025 a one-time grant of 620,689 RSUs with a grant date fair value of $900,000 (the “Interim RSU Award”). You and the Company agree that, on the Start Date, 377,515 RSUs — representing a pro rata portion of the Interim RSU Award based on the number of days from May 7, 2025 to the Start Date, divided by 365 days — shall accelerate and fully vest, and the remaining 243,174 RSUs under the Interim RSU Award shall terminate and be forfeited.

6.
Business Expenses. During the term of your employment, the Company shall reimburse you for business expenses, including travel, that are reasonable and necessary for you to perform, and were incurred by you in the course of the performance of, your duties pursuant to this letter and in accordance with the Company’s expense reimbursement policies.

7.
Severance Protection. If the Company terminates your employment without Cause (as defined below) or if you resign your employment for Good Reason (as defined below), in addition to any base salary earned as of the effective date of such termination or resignation, you will be entitled to (a) receive a severance payment of one times the sum of your annual base salary in effect at the time of termination and your Target AIP Award for the year in which the termination date occurs, payable (less applicable withholdings) in bi-weekly payments over a period of 12 months, in accordance with the Company’s regular payroll practices, following the termination of your employment, with the first payment made on the 60th day after the end of your employment, and (b) continued medical, dental and vision coverage through the last day of the month in which such termination or resignation becomes effective, in accordance with the Company’s standard policy for U.S. employees, after which, if you properly and timely elect medical, dental, and/or vision coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), you will be entitled to payment or reimbursement by the Company of the cost of the premium for COBRA coverage equivalent to your coverage that existed as of the effective date of your termination or resignation, subject to applicable taxes, until the earlier of (i) 12 months following the date of such termination or resignation and (ii) the date you are eligible for coverage under a subsequent employer’s group health plan.

Your entitlement to the severance payment and COBRA reimbursement will be subject to the execution, within 21 (or 45, if applicable) days following your termination, and non-revocation of a separation agreement and release of claims in a form reasonably satisfactory to the Company, including an acknowledgment of the continued effectiveness of your post-employment restrictive covenants and other obligations to the Company, including those set forth in the Confidentiality Agreement (as defined below).

For purposes of this letter, the terms “Cause” and “Good Reason” shall have the following meanings:

•
“Cause” means the following grounds for termination of employment: (i) you are convicted of a felony or enter a plea of guilty or nolo contendere with respect thereto; (ii) your continuous failure to substantially perform your reasonably assigned duties for the Company or any subsidiary (other than a failure resulting from your incapacity due to physical or mental illness), which failure has continued for a period of at least thirty (30) days after a written notice of demand for substantial performance, signed by a duly authorized member of the Board, has been delivered to you specifying in reasonable detail the manner in which you have failed substantially to perform; (iii) you engage in actual or attempted theft or embezzlement of Company assets; (iv) you engage in conduct that is materially harmful to the public reputation of the Company or any subsidiary, other than conduct required by law or regulation; (v) you engage in any act of dishonesty, fraud, or immoral or disreputable conduct that has or could reasonably be expected to have a detrimental impact on the Company; (vi) you engage in willful misconduct in the performance of your duties, or materially violate any Company policy or code of conduct (including, without limitation, with respect to harassment); (vii) you materially breach any covenant or condition of this letter or any other agreement between the parties including without limitation the Confidentiality Agreement or any other agreement containing provisions relating to confidentiality, assignment of inventions, non-competition, non-solicitation / non-interference, or non-disparagement; or (viii) you breach your fiduciary duty to the Company or any subsidiary.

•
“Good Reason” means the occurrence (without your prior express written consent) of any one of the following acts, or failures to act:
a.
the assignment to you of any duties or responsibilities materially inconsistent with your position, or a material diminution in your position, duties, authority or responsibilities; provided that Good Reason shall not exist under this clause if such material diminution in duties and responsibilities occurs after you have provided notice of your intention to terminate your employment, or is as a result of any disposition or sale of any subsidiary or business of the Company;
b.
a material reduction in your base salary as in effect on the Start Date or as the same may be increased from time to time (other than any decrease in the same percentage as an across the board salary reduction generally applicable to other senior level executives); or

c.
any failure by the Company to comply with any of the material provisions of this offer letter with the Company.

You shall not have Good Reason for termination unless (i) you reasonably determine in good faith that a “Good Reason” condition has occurred; (ii) you notify the Company in writing of the occurrence of the Good Reason condition within sixty (60) days of such occurrence; (iii) the Company fails to cure the condition during the period of thirty (30) days following such notice (the “Good Reason Cure Period”); and (iv) you terminate your employment within sixty (60) days after the end of the Good Reason Cure Period. If the Company cures the Good Reason condition during the Good Reason Cure Period, Good Reason shall be deemed not to have occurred with respect to such Good Reason condition.

8.
Change in Control Agreement. Simultaneously with the execution of this letter, you will enter into the Company’s standard Change in Control Agreement (the “CIC Agreement”), which will become effective on the Start Date. The CIC Agreement generally provides a severance benefit equal to two times the sum of your annual base salary and Target AIP Award if your employment is terminated under certain circumstances in connection with a Change in Control (as defined in the CIC Agreement), subject to the terms and conditions set forth in the CIC Agreement.

9.
Employee Benefits. Your group health insurance benefits plans will continue to remain in place and you will have the ability to elect to participate in group health insurance plans, consistent with the practices in place for existing employees of the Company.

10.
Vacation. You will be entitled to up to four weeks of annual paid vacation and other personal leave in accordance with Company policy, which shall be subject in all respects to the terms and conditions of the Company’s paid time off policies, as may be in effect from time to time.

11.
Reimbursement of Attorneys’ Fees. The Company agrees to reimburse you for the reasonable cost of attorneys' fees incurred in connection with the negotiation of your employment, in an aggregate amount not to exceed $10,000. Reimbursement shall be made within 30 days after you provide appropriate documentation. You understand you may have tax obligations in connection with reimbursement for the attorneys' fees.

12.
No Conflicts. You have advised us that you are not a party to or restricted by an agreement with a previous employer that would interfere with or impair in any way your ability to perform the duties of your position with Hain Celestial as described in this letter. It is a condition of your employment with Hain Celestial that you refrain from using or disclosing any proprietary information or trade secrets of any previous employer in the course of your employment with Hain Celestial.
13.
At-Will Employment. This letter does not constitute a guarantee that your employment will continue for any period of time or any specific treatment. Your employment with us is “at-will” and is therefore terminable by either Hain Celestial or you without Cause, notice or liability except as set forth in paragraphs 7 or 8 above. Your continued employment is subject to, among other things, your satisfactory completion of your job responsibilities and your compliance with Hain Celestial’s policy requirements.
14.
Section 409A. This letter and the Company’s obligations hereunder are intended to comply with or otherwise be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder (collectively, “Section 409A”), to the extent applicable, and shall be so construed. Notwithstanding anything in this letter to the contrary, payments of “nonqualified deferred compensation” subject to Section 409A may only be made under this letter upon an event and in a manner permitted by Section 409A, to the extent applicable. For purposes of Section 409A, all payments of “nonqualified deferred compensation” subject to Section 409A to be made upon the termination of your employment under this letter may only be made upon a “separation from service” under Section 409A. Each payment made under this letter shall be treated as a separate payment and the right to a series of installment payments under this letter is to be treated as a right to a series of separate payments. In no event shall you, directly or indirectly, designate the calendar year of payment with respect to any amount that is “nonqualified deferred compensation” subject to Section 409A. If you are considered a “specified employee” (as defined under Section 409A) and payment of any amounts under this letter is required to be delayed for a period of six months after separation from service pursuant to Section 409A, payment of such amounts shall be delayed as required by Section 409A, and the accumulated postponed amounts shall be paid in a lump-sum payment within five days after the end of the six month period. If you die during the postponement period prior to the payment of benefits, the amounts postponed on account of Section 409A shall be paid to the personal representative of your estate within 60 days after the date of your death.
15.
Arbitration. To the fullest extent permitted by applicable law, any disputes arising out of or related to this letter shall be settled solely and exclusively by binding arbitration in Walton County, Florida. Such arbitration shall be conducted before a single impartial arbitrator jointly selected by you and the Company and shall be administered by JAMS pursuant to its employment arbitration rules then in effect (the “Rules”). In any arbitration, any and all claims shall be arbitrated only on an individual basis, and not on a class, collective, or multiple-party basis. You and the Company expressly waive any right to arbitrate as a class representative, as a class member, or in a collective action, and there shall be no joinder or consolidation of parties. All such controversies, claims or disputes shall be settled in this manner in lieu of any action at law or equity; provided, however, that nothing in this paragraph 15 shall be construed as (a) precluding the bringing of an action for injunctive relief or other equitable relief in the United States District Court for the Northern District of Florida or any state court located in Walton County, Florida or (b) compelling arbitration of claims that, by applicable law, cannot be compelled to arbitration, in which event such claims shall be brought exclusively in the United States District Court for the Northern District of Florida or any state court located in Walton County, Florida. The arbitrator will be required to administer the arbitration pursuant to the Rules and issue an award, in writing, within thirty (30) days of the arbitration hearing, which award must contain a summary of the issues in controversy, a summary of the arbitrator’s findings, and a description of the award issued. The arbitrator may not modify or change this letter in any way, but may award damages, and/or other relief, only to the extent then permitted under applicable federal, state, or local statutes. To the extent permitted by applicable law, any controversy over whether a dispute is an arbitrable dispute or as to the scope, validity, interpretation or enforceability of this paragraph 15 with respect to such arbitration shall be determined by the arbitrator, and not by a court or any other governmental body. The parties agree to abide by all decisions and awards rendered in such proceedings. Such decisions and awards rendered by the arbitrator shall be final and conclusive and may be entered in any court of competent jurisdiction. Unless otherwise prohibited or required by law, any arbitration proceeding (including the nature and substance of all claims, defenses, information, materials, discovery, witness testimony, motions, and post-hearing submissions) shall be strictly confidential and such proceeding shall be identified to JAMS as a confidential proceeding. Each party shall pay the fees of its attorneys, the expenses of its witnesses, and any other costs and expenses that the party incurs in connection with the arbitration. All other costs of the arbitration, including the fees of the arbitrator and administrative fees, shall be paid by the Company; provided that you shall be responsible for paying any JAMS initiation/filing fee with respect to any claims initiated by you.
16.
Indemnification; D&O Coverage. The Company shall at all times maintain directors’ and officers’ liability insurance under which you shall be covered on a basis that is no less favorable than the coverage provided to any other director or officer of the Company, and the Company shall otherwise indemnify you to the fullest extent permitted by applicable law, whether under the Company’s governing documents or otherwise. The Company will pay, as incurred, any reasonable expenses (including fees and disbursements of legal counsel) incurred by you in defending any civil, criminal or administrative proceeding, including any investigation, that may result in an indemnifiable cost or loss, subject to your obligation to repay any such amount if it is subsequently determined that you were not entitled to indemnification pursuant to this paragraph 16, an applicable indemnity agreement, the governing instruments of the Company, an insurance policy, or otherwise.

17.
Prior Agreements. This letter supersedes all prior or contemporaneous agreements, understandings, negotiations, or representations, whether oral or written, express or implied, on this subject, including, but not limited to, the Offer Letter dated May 8, 2025 regarding your employment as Interim President and Chief Executive Officer, except that the Confidentiality, Non-Interference, and Invention Assignment Agreement between you and the Company, dated May 8, 2025 (the “Confidentiality Agreement”), shall continue in effect in accordance with its terms. This letter may not be modified or amended except by a specific, written arrangement signed by you and the Chair of the Board or an authorized officer of Hain Celestial. The terms of this letter shall be governed by Florida law.

18.
Counterparts. This letter may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

Please acknowledge your acceptance of these terms by your signature below.

THE HAIN CELESTIAL GROUP, INC.

By: /s/ Dawn Zier------

Name: Dawn Zier

Title: Chair of the Board

Accepted: /s/ Alison E. Lewis--

Alison E. Lewis

Date: December 12, 2025